

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2025

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

>   **Re: NLS Pharmaceutics Ltd.**
>   **Registration Statement on Form F-4**
>   **Filed December 30, 2024**
>   **File No. 333-284075**

Dear Alexander Zwyer:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4

Cover Page

1.   We note your statement that after the completion of the Merger, NLS will continue to trade on Nasdaq under NLS's existing name and existing trading symbol. However, your disclosure elsewhere in the proxy statement/prospectus indicates that you are asking shareholders to approve the change of your company's name to NUCELX AG and that you will choose a new trading symbol. Please reconcile your disclosure or advise.

Table of Contents, page ii

2.   Please revise the notation for Annex G to clarify that Annex G contains Kadimastem's audited financial statements for the year ended December 31, 2023 and unaudited financial statements for the six months ended June 30, 2024.

Questions and Answers About the Proposals, page iii

3. Please revise this section to include a Q&A disclosing the respective valuations attributed to NLS and Kadimastem in the Merger. In your Q&A please also disclose the respective companies' valuations based on the trading prices of their shares prior to the public announcement of the Merger. Please similarly revise the Summary of the Proxy Statement/Prospectus.

4. Please revise this section to include a Q&A that discloses a detailed summary of the anticipated ownership of the combined company following the Merger. In your Q&A please disclose anticipated common stock ownership as well as options, warrants and other outstanding equity awards that are anticipated to remain outstanding following the completion of the Merger.

5. We note that NLS will enter into a CVR Agreement with VStock Transfer, LLC where record holders will receive certain contingent value rights for NLS's legacy assets. Please include a Q&A to briefly discuss the CVR Agreement, who is entitled to such rights, what the legacy assets consist of and a cross-reference to a more fulsome discussion. Please revise elsewhere in the prospectus, where appropriate, to more completely disclose the material terms of the CVR Agreement including applicable milestones.

6. Please revise this section to include a Q&A discussing the anticipated liquidity position of the combined company following the Merger. In your Q&A please quantify anticipated transaction expenses and debts of the combined company, including the credit facility referenced on page 53. In your Q&A, please also discuss whether it is anticipated that the combined company will have sufficient funds to commence and complete Kadimastem's planned Phase IIa trial of AstroRx following the completion of the Merger. Please similarly revise the Summary of the Proxy Statement/Prospectus.

7. Please revise this section, where appropriate, to discuss the standard(s) that the combined company must meet in order to maintain its listing on Nasdaq. In your revisions, please disclose whether NLS shareholders will know if the combined company has been approved for Nasdaq listing prior to the date on which they are required to vote on the Merger and the associated proposals and clarify whether approval of the combined company's listing application is a condition for the closing of the Merger.

Q: What are the tax consequences of the Merger to me?, page ix

8. Please revise this section to provide an overview of the tax consequences to your shareholders as you do on page 155.

Q: Will the board of directors of NLS and Kadimastem obtain a third-party valuation or fairness opinion...?, page xiv

9. Please revise here and elsewhere in the prospectus where the fairness opinion is discussed to clarify, if true, that the fairness opinion was not prepared for the benefit of NLS's shareholders and that NLS's shareholders are not entitled to rely on the fairness opinion. Please also clarify, if true, that the fairness opinion does not opine on the fairness of the Exchange Ratio to NLS or NLS's shareholders.

Kadimastem, page 1

10. We note that AstroRx is in clinical trials. Please also state here the development status of IsletRx and the three product candidates under this program (iTOL-102, Encap-IsletRx and In-Scaffold-IsletRx) highlighted on page 117.

Summary of the Proxy Statement/Prospectus
NLS, page 1

11. Please revise here and on page 107 to reflect your disclosure elsewhere in the proxy statement/prospectus that NLS plans to dispose of all of its legacy assets with the exception of Dual Orexin Agonist platform; clarify the candidates that make up the Dual Orexin Agonist platform; and include a discussion of the status of such candidates.

Reasons for the Merger, page 7

12. You discuss certain factors the NLS and the Kadimastem board took into consideration when deciding to approve the Merger. Please balance the discussion here and on pages 86 and 88 to include any negative factors and risks considered by both companies.

13. Please revise the "Complementary Strengths" bullet here and in the section beginning on page 86 to explain in more detail the complementary strengths considered by NLS's board.

14. Please revise the "Expansion of Market Reach" bullet to disclose the details of the increased market penetration and geographical coverage considered by NLS's board. Please similarly revise the "Revenue Growth" bullet to describe the cross-selling opportunities and potential market expansion. Please also similarly revise the section beginning on page 86.

15. Please revise the "Increased Value" bullet here and in the section beginning on page 86 to explain how the Merger is expected to improve financial performance, earnings and potentially returns for shareholders.

16. Please revise the "Industry Leadership" bullet here and in the section beginning on page 88 to describe the field that Kadimastem believes that the combined company will lead.

Comparative Per Share Market Price Information, page 16

17. Please revise the table that appears in this section to show the market capitalizations of each of NLS and Kadimastem for both rows in the table. Please also revise to briefly explain the information presented in the third column of the table and remove the fourth column.

Risk Factors
The Merger is subject to the..., page 24

18. Please revise this risk factor to clarify whether the receipt of tax rulings by the Israel Tax Authority and ISA and the approval of the Merger by Kadimastem's shareholders are expected to be obtained prior to NLS's shareholders voting on the Merger.

Risks Related to the Combined Company's Intellectual Property, page 57

19.   You state that the combined company has filed patent applications in countries worldwide. Please revise the proxy statement/prospectus, where appropriate, to include a discussion of these patents applications including type of patent protection (for example, composition of matter, use or process), the specific product(s) to which the patent relates, whether the patent is owned or licensed, the patent expiration dates and the applicable jurisdictions.

The Merger
NLS's Background of the Merger, page 82

20.   Please revise this section to disclose whether there were any events that occurred that caused NLS's board to change its strategic direction towards pursuing a merger or other similar transaction.

21.   Please revise your disclosure to discuss in greater detail the substance of meetings and discussions among representatives of NLS, Kadimastem and their respective representatives. In your revisions, please identify the individuals at NLS and Kadimastem who participated in each discussion/negotiation between August 17, 2024 and November 4, 2024, the material terms that were discussed, how parties' positions differed and how issues were resolved. For example, clarify how the merger consideration was determined and how the transaction structure and consideration evolved during the negotiations, including the proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the transaction. Please also describe the negotiation of the CVR Agreement and the NLS Voting Agreement.

22.   You state that between June 29, 2024 and July 28, 2024 members of NLS's management team and the Board, with assistance of its financial and legal advisors, evaluated and considered several potential target companies including OQORY and MEDMELIOR. Please identify the financial and legal advisors, include a description of how the potential target companies where identified including any criteria considered and quantify the total number of potential target companies considered.

23.   You state that on July 19, 2024, NLS received a non-binding letter of intent from MEDMELIOR and that on July 26, 2024 NLS informed MEDMELIOR that NLS did not intend to pursue the potential business combination for commercial reasons. Please include a discussion of the commercial reasons referenced.

24.   Please revise this section to describe how NLS and Kadimastem were initially introduced.

25.   Please revise this section to describe the negotiations between NLS and Kadimastem related to valuation and the Exchange Ratio. In your revisions, please include descriptions of the initial valuation proposals and how the proposed valuations of the two companies evolved. Please also disclose the valuations of the two companies based on their share trading prices and describe the information reviewed by NLS's management and board of directors that supported Kadimastem's final valuation.

<u>Fairness Opinions and Valuation Reports of Moore Financial Consulting, page 89</u>

26.   You state that in arriving at its opinion, Moore considered certain internal financial analyses and forecasts prepared by management of the companies, among other things. Please disclose the forecasts considered, who prepared the forecasts, when they were prepared and any material assumptions made underlying the forecasts.

27.   Please revise this section to disclose Kadimastem's trading price and market capitalization at the time Moore was preparing its fairness opinion. In your revisions, please disclosure whether Moore considered these figures in preparing its opinion.

28.   You state that in its oral and written opinion, Moore determined that the exchange ratio in the proposed merger is fair to Kadimastem. We note that Moore provided both a valuation report and a fairness opinion yet it appears that only a discussion of the valuation report is included discussing the income approach analysis performed using the risk-adjusted net present value method to determine that the value of Kadimastem lies between $53.9 and $88.7 million. Please include a discussion and analysis of the methods used to determine the exchange ratio in the proposed merger is fair.

29.   Please revise this section to fully summarize the valuation analyses performed by Moore on Kadimastem and NLS that are attached to the proxy statement/prospectus as Annex E. In your revisions, please describe and quantify the methods and assumptions used by Moore to determine its valuations of both companies.

<u>The Merger Agreement</u>
<u>Anticipated Accounting Treatment, page 103</u>

30.   Your disclosure of the anticipated accounting treatment for the merger varies throughout the filing. For example, on page 103 you state that the merger will be accounted for using the acquisition method (as a reverse triangular merger) with no goodwill or intangibles recorded. In other instances, for example on page 121, you disclose that goodwill and other identifiable intangible assets will be recorded. Finally, in your pro forma disclosures on page 149, you disclose that the merger will be accounted for as a capital transaction accompanied by a recapitalization with no goodwill or other intangibles recorded. Please revise to address the inconsistencies throughout your filing. Please also provide us with an analysis supporting your anticipated accounting treatment with references to authoritative guidance.

<u>NLS Business, page 107</u>

31.   You state that NLS's lead compound is mazindol. Please clarify if the combined company will continue to pursue this lead compound and if so, please include a discussion of current status of the compound, including any pre-clinical or clinical studies conducted.

<u>Kadimastem Business, page 108</u>

32.   Please revise this section to describe the material terms of Kadimastem's collaboration and license agreements, including the royalty-bearing IIA agreement, the collaborations with Hadassah Medical Organization and Yeda Research and Development Company and the co-developments with iTolerance Inc. and AFDR

referenced elsewhere in the prospectus. In your revisions, please include:
- each parties' rights and obligations under the agreement;
- quantify all payment made to date;
- the aggregate amount of all potential development, regulatory and commercial milestone payments;
- quantify the royalty rate, or a range no greater than 10 percentage points per tier; disclose when royalty provisions expire, if the expiration is based on a number of years following commercialization, disclose the number of years;
- disclose the expiration date; and
- describe any termination provisions.

33. Please revise this section to describe the intellectual property arrangements applicable to Kadimastem's technology and product candidates.

34. Please revise this section to describe applicable government regulations.

35. Please revise this section to include the information required by Item 6.D. of Form 20-F (incorporated into Form F-4).

Kadimastem Overview, page 108

36. You state that Kadimastem developed a new process to differentiate the cells in the lab to their mature phenotype before implantation to the patient unlike other technologies which transplant immature precursors cells and will therefore enhance the efficiency of the treatment. Please include a discussion of why this process could potentially enhance treatment as opposed to transplant of immature precursor cells. Please also clarify, if true, that this enhancement has yet to be observed in a clinical trial.

37. You make some assertions regarding the safety and/or efficacy of AstroRx and IsletRx. Safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that Kadimastem's product candidates were well tolerated, if true. Please revise or remove statements and inferences throughout your prospectus that Kadimastem's product candidates are safe and/or effective. As an example, and without limitation, we note the following statements about Kadimastem's product candidates:
- "...AstroRx transplantation may also be effective..." (pg. 110)
- "Good safety profile" (pg. 112 AstroRx Phase 1/2a FIH clinical trial graphic)
- "IsletRx Treatment = Cure" and your claim that IsletRx treatment results in normal insulin secretion (pg. 115 IsletRx graphic)
- "...enables improved safety and efficacy of IsletRx cells." (pg. 116)
- "It is not yet known how long IsletRx cells will work, but ... at least as effective..." (pg. 117)
- "... demonstrated supportive efficacy and safety results of iTOL-102." (pg. 117)

AstroRx - Development of a Drug for the Treatment of..., page 109

38. We note your statement that AstroRx were demonstrated to promote neuroprotection and to maintain homeostasis. Please revise to describe the studies or trials where these effects were observed and to clearly present the data supporting your claim. To the extent this statement is based on the Phase 1/2a trial of AstroRx, please revise this statement and other similar statements in the prospectus to clarify that these effects were no longer observed at the 6- and 12-month follow-ups.

39. You state that Kadimastem completed Phase 1/2a clinical trial of AstroRx. Please disclose the trial location, identity of the trial sponsor, the criteria for participation in the study, duration of treatment and if any adverse events or serious adverse events were noted.

40. We note your statement that Kadimastem intends to initiate a Phase IIa trial in the United States shortly following the closing of the Merger. Please revise to disclose the steps that must be completed prior to commencing this trial and discuss the funding that will be required for the trial. Please also revise the Kadimastem Business section, where appropriate, to disclose the trial design and parameters of the Phase IIa trial.

41. We note your use of ALSFRS-R and p-values on page 112. At first use, please include disclosure to define each term and discuss the significance of results shown.

42. Please revise your reference to orphan drug status to clarify that such a designation neither shortens the development time nor regulatory review time of a drug, nor does it increase the likelihood for any approval in the regulatory review process.

IsletRx - Development of a Drug for the Treatment of Diabetes, page 114

43. We note you have three product candidates, iTOL-102, Encap-IsletRx and In-Scaffold-IsletRx as part of your IsletRx program. We further note each product candidate has completed or is in pre-clinical studies and your reference to data or results from preclinical studies and diabetic mice models. Please include a description of the preclinical studies conducted to support your conclusions. Please also clearly describe the differences among the three product candidates and disclose, if known, whether each product candidate is planned to be advanced into clinical trials.

44. Please revise to remove the second graphic on page 115.

In-Scaffold-IsletRx, page 119

45. You state that current studies optimize the efficacy of this delivery strategy. Please discuss the studies referenced.

NLS's Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 120

46. Please revise to disclose the terms of your March 2024 license agreement with Aexon Labs, Inc. whereby you acquired global development and commercialization rights to Aexon's Dual Orexin Receptor Agonist (DOXA) platform. In this regard, you disclose elsewhere that the terms of the Merger Agreement require you to work diligently to

dispose of all NLS Legacy Assets, with the exception of the DOXA platform.

Capital Resources and Liquidity, page 127

47. We note your presentation of a pro forma balance sheet for NLS that does not reflect the merger with Kadimastem. If you elect to continue to a present pro forma balance sheet for NLS, please ensure all necessary pro forma adjustments have been consistently applied. For example, we note that the amount of the pro forma adjustments related to cash and cash equivalents, property and equipment, accounts payable and accrued pension liability in your presentation here, differ from the corresponding pro forma balance sheet adjustments on page 146.

Kadimastem's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation, page 132

48. Please provide a more robust analysis of your result of operations. For example, throughout your MD&A you cite an "efficiency program" as the reason for decreased expenses. Expand your discussion describe the material terms of the efficiency program and specifically address and quantify how the program impacted research and development expenses and general and administrative expenses.

Directors and Executive Officers of NLS Following the Merger
Board Committees, page 140

49. Please revise this section to describe the terms under which the audit and compensation committees of the combined company will operate and describe each committee's role and responsibilities.

Executive Compensation and Share Ownership, page 141

50. We note that Kadimastem has entered into employment agreements with each of its executive officers. Please describe any severance provisions or state that there are no severance provisions and file these agreements as exhibits or otherwise advise.

Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Loss, page 148

51. Please reconcile the weighted average number of shares outstanding for Kadimastem to the number of shares outstanding in the audited financial statements on page G-40.

Note 3 - Pro Forma Adjustments, page 149

52. Please revise to quantify and present your pro forma adjustments on a gross basis. Your pro forma adjustments as disclosed in footnote 3 should directly reconcile to the corresponding adjustments on the face of your pro forma balance sheet and income statement. Please also provide a more fulsome description of each adjustment.

53. As a related matter it is not possible to determine the magnitude of certain adjustments given your current presentation. For example, there is no quantification for adjustments (K), (M) and (O). Please revise accordingly.

54.   With respect to adjustment (A), please clarify that the proceeds received related to a securities purchase agreement entered into with certain accredited investors on October 9, 2024 under which you issued and sold 806,452 common shares and warrants to purchase an additional 806,452 common shares for gross proceeds of $3.2 million. Refer to disclosure on page 121.

55.   With respect to adjustment (C), please clarify that the shares issued in satisfaction of $4 million in debt were issued pursuant to a securities purchase agreement with an accredited investor dated October 9, 2024. Refer to disclosure on page 122.

56.   We note that adjustment (D) reflects the conversion of related party debt holders in the amount of $2,788,650. Please reconcile this to the adjustment of $1,512,319 on your pro forma balance sheet. Please also clarify that this conversion occurred on October 10, 2024 via a restructuring measure that was facilitated through an ordinary capital increase. Refer to disclosure on page 122.

57.   We note that adjustment (F) reflects the reduction in estimated bonus accruals and payables not to be paid in the amount of $640,526. Please revise to disclose your basis for recording this adjustment and reconcile this amount to the adjustment of $ 1,741,857 on your pro forma balance sheet.

58.   Refer to adjustment (G). Please explain why the conversion of convertible loan and warrants results in a $2,473,854 adjustment to your cash and cash equivalents.

59.   We note that adjustment (I) reflects cash received of $2,184,786 for the exercise of warrants related to the convertible loan at closing. Please explain why this adjustment does not impact your cash and cash equivalents. Also please reconcile this amount to adjustment (I) on your pro forma balance sheet.

Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - Earnings Per Share and Common Share Reconciliation, page 150

60.   Please revise to present a reconciliation of pro forma weight average shares outstanding that reconciles to your pro forma combined weighted average shares outstanding on pages 147 and 148.

Security Ownership of Certain Beneficial Owners and Management of NLS after the Merger, page 154

61.   Please revise the footnotes to the beneficial ownership table to disclose the natural person(s) who exercise voting and/or dispositive control over the shares held by League Jinn Sarl, Clover Wolf Capital Limited Partnership and Alpha Capital Anstaldt.

Tax Considerations, page 155

62.   You state that for Swiss resident individuals, non-Swiss resident individuals, Swiss resident corporate taxpayers and non-Swiss corporate taxpayers the Merger should be tax neutral and for non-Swiss residents who are not resident in Switzerland for Swiss tax purposes the Merger has no tax implication on such holders of NLS common shares or preferred shares. Given that the Merger is intended to have no tax implications please file a tax opinion, refer to Staff Legal Bulletin No. 19. Please also revise your disclosure in this section to clarify, if true, that the disclosures in this

section represent the opinion of counsel and identify the counsel providing the opinion.

Kadimastem Financial Statements
Note 2 - Accounting Policies
G - Issuance of a unit of securities, page G-11

63.   We note your disclosures that you use the services of an independent valuator to measure the fair value of the unit components. We note further references to independent valuators on page G-13. Your disclosure appears to imply a reliance on a third party valuation. Please revise your filing to provide the names and consents of these experts or revise your disclosure to clarify your responsibility for the valuations and how you used these experts. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections.

Exhibits

64.   We note you intend to file the form of preliminary proxy card as Exhibit 99.2. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

65.   When available, please file the finalized CVR agreement and the other material agreements of the combined company, including Kadimastem's debt and license and collaboration agreements. Refer to Item 601(b)(10) of Regulation S-K. To the extent not already disclosed, please also revise the proxy statement/prospectus to describe the material terms of these agreements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ron Ben-Bassat, Esq.